SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10-C/A

REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d - 17 thereunder

SI HANDLING SYSTEMS, INC.
(Exact name of issuer as specified in charter)

    600 Kuebler Road, Easton PA	18040
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number:  610-252-7321


I.	  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

	1.	Title of security       Common Stock, par value $1.00 per share

	2.	Number of shares outstanding before the change:

			Outstanding Shares      1,644,752
			Treasury Shares            34,382
			Total Shares            1,679,134

	3.	Number of shares outstanding after the change:

			Outstanding Shares      2,467,010
			Treasury Shares            34,382
			Total Shares            2,501,392

	4.	Effective date of change:

			Date of Declaration       7/18/95
			Record Date               7/31/95
			Date of Distribution      8/11/95
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	5.	Method of change:

			Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                       Three-For-Two Stock Split

	Give brief description of transaction            Three-For-Two-Stock Split




II.  CHANGE IN NAME OF ISSUER

	1.	Name prior to change                                    -

	2.	Name after change                                       -

	3.	Effective date of charter amendment changing name       -

	4.	Date of shareholder approval of change, if required     -


	Other information:

	This amended Form 10-C supersedes Form 10-C dated and filed on 7/18/95. The number of shares outstanding after the change were originally overstated by 118 shares. The 118 shares were paid out as fractional shares at a price of $7.33 per share. This amended Form 10-C serves as a correction to that minor overstatement.


                                             SI HANDLING SYSTEMS, INC.
                                                    (Registrant)


Date:                10/27/95                   /S/ BARRY V. MACK
                                          (Officer's signature and title)
                                                   Barry V. Mack
                                             Vice President - Finance
                                                    (Signature)